MINTZ LEVIN Megan N. Gates -- 617 348 4443 -- mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

June 23, 2006

Via EDGAR Submission and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention: Jay Mumford, Esq.

Re:
Caliper Life Sciences, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed May 23, 2006
File No. 333-132931
and Documents Incorporated By Reference
File No. 000-28229

Ladies and Gentlemen:

        On behalf of Caliper Life Sciences, Inc. (the "Company" or "Caliper"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 2 ("Amendment No. 2") to the Company's Registration Statement on Form S-4 (Reg. No. 333-132931), initially filed with the Commission on April 3, 2006 and amended on May 23, 2006 (the "Registration Statement").

        Amendment No. 2 is being filed in response to comments contained in the letter dated June 16, 2006 from Perry Hindin of the Staff (the "Staff") of the Commission to E. Kevin Hrusovsky, the Company's President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff's comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON -- WASHINGTON -- RESTON -- NEW YORK -- STAMFORD -- LOS ANGELES -- LONDON -- PALO ALTO

On behalf of the Company, we advise you as follows:

Form S-4

General

  1.
  Comment: We note your response to our prior comment 1 and your new disclosure added in response to our comment and we reissue the comment, in part. In your disclosure on page I-7 of the pro forma equivalent value per share of Xenogen's common stock as of a recent practicable date, you only disclose the trading price of Xenogen's, and not Caliper's, common stock on that same date. As this information would appear to be necessary in order to calculate the pro forma equivalent value per share, please revise your disclosure to provide this information. In addition, please supplement your disclosure of the pro forma equivalent values per share as of the two dates provided to clarify that each such pro forma value consists of two components, .575 of one share of Caliper common stock and .223 of a warrant to acquire one share of Caliper common stock. Disclose the value of each component and briefly discuss the limitations in determining the second component.

  Response: The Company has revised the disclosure on pages I-9 through I-10 of Amendment No. 2 in response to the Staff's comment.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

  2.
  Comment: Highlight the cross-reference to risk factors in prominent type or in another manner. See Regulation S-K Item 501(b)(5).

  Response: The Company has revised the outside front cover page of Amendment No. 2 in response to the Staff's comment.

Merger Consideration page I-7

  3.
  Comment: In your discussion of the Xenogen warrants to be assumed by Caliper in the second paragraph on page I-7, it is unclear from your reference to the "timely exercise of [the assumed] warrants" whether each assumed warrant has the same five year expiration date as the Caliper warrants to be issued in the transaction or rather a specific expiration date unique to that particular warrant. Please clarify your disclosure accordingly. In addition, please also disclose here that the exercise price of each assumed warrant will be equal to the exercise price of the original Xenogen warrant.

  Response: The Company has revised the disclosure on page I-7 of Amendment No. 2 in response to the Staff's comment.

  4.
  Comment: We note your response to our prior comment 10, and your disclosure on page I-105. Please provide such disclosure in the summary.

  Response: The Company has revised the disclosure on page I-9 of Amendment No. 2 in response to the Staff's comment.

Interests of Certain Persons in the Merger, page I-11

  5.
  Comment: We note your response to our prior comment 14, but do not see the additional disclosure you discuss. On the contrary, it appears that you have removed a discussion of your CEO's activities. We reissue the comment. Please name the "certain" Xenogen officers and Xenogen and Caliper directors that may have interests in the merger that may be different from the interests of Xenogen or Caliper stockholders. Quantify the benefits these directors and officers are expected to receive as a result of these interests. Please also disclose the amount and percentage of outstanding Xenogen and Caliper common stock beneficially owned by these individuals.

  Response: The Company has revised the disclosure on pages I-12 and I-100 through I-102 of Amendment No. 2 in response to the Staff's comment.

Security Ownership of Certain Beneficial Owners and Management, page IV-35

  6.
  Comment: We reissue our prior comment 33 with respect to Harvard Private Capital Holding, Inc. Please identify the individuals who have beneficial ownership of the shares held by Harvard Private Capital Holdings, Inc. To the extent beneficial ownership is deemed to be held by committee, identify the individuals comprising such committee.

  Response: The Company has revised the disclosure on page IV-37 of Amendment No. 2 in response to the Staff's comment.

  7.
  Comment: We also reissue our prior comment 33 with respect to the security ownership table of Caliper found on page VI-13. Please identify the individuals who have beneficial ownership of the shares held by Dimensional Fund Advisors, Inc., Platinum Asset Management Limited and Royce & Associates, LLC.

  Response: The Company has revised the disclosure on page VI-14 of Amendment No. 2 in response to the Staff's comment. The Company is still attempting to obtain the identities of the individuals who have beneficial ownership of the shares held by Dimensional Fund Advisors, Inc. and Royce & Associates, LLC, and if it is able to do so, it will provide that information in its definitive form of proxy statement.

Annex A

  8.
  Comment: We note Section 1.7 of the merger agreement. Please confirm whether you will be issuing to holders of Xenogen common stock rights to purchase shares of Caliper's Series A Junior Participating Preferred Stock. To the extent you are, you will need to register such rights as separate securities. See G.109 and H.27 of the Manual of Publicly Available Telephone Interpretations (July 1997).

  Response: The Company confirms that it will be issuing to holders of Xenogen common stock rights to purchase shares of Caliper's Series A Junior Participating Preferred Stock. The Company has included in Amendment No. 2 a revised registration fee table reflecting the addition of the preferred stock purchase rights as a security being registered in the Registration Statement.

Annex B

  9.
  Comment: We note your response to our prior comment 40. However, it appears that you have removed the language in question from Annex B. To the extent your response to our comment, as opposed to the revised opinion, controls, we reissue our prior comment. To the extent the current opinion, revised to remove the language in question controls, we have no further comment. Please confirm.

  Response: As noted by the Staff, the sentence in question was incorrectly deleted from Annex B to Amendment No. 1 (Opinion of Cowen and Company, LLP ("Cowen")). The Company has revised Annex B in Amendment No. 2 to correct this clerical error and apologizes to the Staff for the confusion caused.

  Cowen has provided the Company with the following information in response to the Staff's comment 9.

  With respect to the Staff's reissuance of prior comment 40 with respect to Annex B, we respectfully submit that the formulation used by Cowen was developed in response to the concerns expressed by the Staff in Section II.D.1 of its Current Issues and Rulemaking Projects. Therein, the Staff objected to disclaimers that suggested that a financial advisor's opinion was solely or only for the benefit of the Board or could be relied on solely or only by the Board. The sentence in question does not state that the opinion is "solely" or "only" for the benefit and use of the Board, and thus we respectfully submit that sentence does not constitute a direct or indirect disclaimer of responsibility to shareholders of the sort that the Staff has objected to historically. Furthermore, we respectfully submit that the second portion of the sentence, which merely indicates that the opinion cannot be used for other purposes or disseminated without Cowen's consent should not change this conclusion given that Cowen has in fact consented to the inclusion of its opinion in the Registration Statement.

  In addition, we respectfully submit to the Staff that permitting the inclusion by Cowen in its opinion of the sentence in question is entirely consistent with the Staff's current practice. For example, such a sentence was included in the opinion of Cowen included in the Registration Statement on Form S-4 of Nanometrics Inc. relating to the proposed acquisition by Nanometrics of Accent Optical Technologies, Amendment No. 3 to which registration statement was declared effective on June 19, 2006. In addition, the Staff does not appear to have objected to the inclusion of sentences to the same effect in opinions issued by other major financial advisors such as those included in the registration statements filed in connection with the following recent significant acquisitions (which in each case appear to have been reviewed by the Staff):

    •
    Opinion of Goldman Sachs & Co. to the Albertson's Board of Directors dated January 26, 2006 (included in the SUPERVALU S-4 relating to the acquisition of Albertson's): "Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company..."

    •
    Opinion of Morgan Stanley to the Burlington Resources Board of Directors dated December 12, 2005 (included in the ConocoPhillips S-4 relating to the acquisition of Burlington Resources): "It is understood that this letter is for the information of the Board of Directors of the Company..."

    •
    Opinion of Citigroup Global Markets Inc. to the Shurgard Storage Centers Board of Directors dated March 6, 2006 (included in the Public Storage S-4 relating to the acquisition of Shurgrad): "Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Shurgard..."

    •
    Opinion of Credit Suisse First Boston LLC to the Chiron Board of Directors dated October 30, 2005 (included in Chiron's Proxy Statement relating to the acquisition of Chiron by Novartis): "It is understood that this letter is for the information of the Board of Directors of the Company..."

    •
    Opinion of Merrill, Lynch, Pierce, Fenner & Smith Incorporated to the Eyetech Pharmaceuticals Board of Directors dated August 21, 2005 (included in the OSI Pharmaceuticals S-4 relating to the acquisition of Eyetech): "This opinion is for the use and benefit of the Board of Directors of the Company..."

  In light of the above, we respectfully submit that deletion of the sentence by Cowen is not required by the Staff's position with respect to financial advisor disclaimers.

Exhibit 8.1

  10.
  Comment: We note the last sentence in the opinion. As stockholder are entitled to rely on your opinion, please obtain a revised opinion that removes this limitation.

  Response: The Company has obtained a revised opinion that removes the limitation and has filed such opinion as Exhibit 8.1 to the Registration Statement.

*    *    *

        The Company believes that it has responded to each of the comments set forth in the Staff's letter, and is prepared to submit a written request for acceleration of the effective date of the Registration Statement, which request will include the requested "Tandy" language. The Company is aware of its obligations under Rules 460 and 461 under the Securities Act of 1933, as amended, regarding requesting acceleration of the effectiveness of the Registration Statement.

        If you have any questions regarding Amendment No. 2 or the foregoing information, kindly contact the undersigned at (617) 348-4443 or William T. Whelan of this firm at (617) 348-1869. Thank you for your time and attention.

Very truly yours,
/s/ Megan N. Gates
Megan N. Gates
cc:
Securities and Exchange Commission
        Perry Hindin
        Praveen Kartholy
        Brian Cascio
 Caliper Life Sciences, Inc.
        Thomas Higgins
        Stephen Creager
        Peter McAree
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        William T. Whelan
        James Chicoski
 Heller Ehrman LLP
        Karen Dempsey